John K. Bakewell
Executive Vice President and
Chief Financial Officer
(901) 867-4527
jbakewell@wmt.com
July 21, 2009
VIA U.S. MAIL, FACISIMILE AND EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Wright Medical Group, Inc. Form 10-K for the year ended December 31, 2008 Filed February 23, 2009 File No 0-32883
Dear Mr. Vaughn:
This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated July 7, 2009, from Kevin L. Vaughn to Gary D. Henley, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard. For convenience of reference, the numbers set forth below correspond to the numbers set forth in your letter.
Form 10-K for the year ended December 31, 2008
Executive Overview, page 31
1.	In future filings, we will ensure that our Executive Overview incorporates the topics discussed in Release 34-48960.

headquarters Wright Medical Technology, Inc.	5677 Airline Road	Arlington, TN 38002	901.867.9971 phone	www.wmt.com

Mr. Kevin L. Vaughn
July 21, 2009

Restructuring, page 40
2.	In future filings, we will (a) expand our discussion of restructuring in MD&A to include discussion of the likely effects of management’s plans on financial position, future operating results and liquidity; (b) discuss whether we expect the cost savings from the restructuring to be offset by anticipated increases in other expenses or reduced revenues; and (c) discuss any differences between anticipated savings from the restructuring plan and actual results of the restructuring plan, including the reasons for the differences and the possible effects on future operating results and liquidity.
Consolidated Statements of Cash Flows, page 57
3.	During the three-months ended March 31, 2009, we terminated our factoring agreements. In future filings, should we have material factoring agreements, we will disclose our accounting policies relating to our accounts receivable factoring agreements.
Note 2. Summary of Significant Accounting Policies, page 59
Fair Value of Financial Instruments, page 63
4.	In future filings, we will clearly disclose how the fair value of our convertible senior notes is determined.
Item 9A. Controls and Procedures, page 86
5.	In future filings, we will clarify whether our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Executive Compensation, page 87
6.	We respectfully advise you that our peer companies were listed in their entirety. In future filings, we will revise the language to reflect that all peer companies are identified.

7.	In future filings, we will disclose the factors used to make the compensation decision for our Vice President of North American sales or any other named executive officer, should their compensation level as compared to our peer companies be an exception from those of our other executive officers.

8.	In future filings, we will provide a discussion and analysis as to why any executive officers’ compensation levels are materially different compared to the compensation committee’s goal for total compensation.

9.	In future filings, we will provide an analysis of where long-term equity compensation of our named executive officers fell compared to the compensation committee’s objectives. Additionally, if any named executive officers are compensated at levels that are materially different compared to the range, we will provide a discussion and analysis as to why.

Mr. Kevin L. Vaughn
July 21, 2009

Exhibits and financial Statement Schedules, page 88
10.	We acknowledge that we will file Exhibit 10.1 with our Form 10-Q for the quarter ended June 30, 2009, which will include all exhibits and schedules.
Form 8-K filed October 25, 2006
11.	In future filings, we will provide disclosure as required by Item 10(c)(1)(i) of Regulation S-K for our non-GAAP financial measure of “net sales, excluding the impact of foreign currency.”
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our responses satisfactorily address your comments. If you have any further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4527.
Very truly yours,
John K. Bakewell
Executive Vice President and
Chief Financial Officer
cc:	Gary Henley, President and Chief Executive Officer
Jason Hood, Vice President, General Counsel and Secretary
Lance Berry, Vice President and Corporate Controller
Beverly Gates, Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Mike Landrum, KPMG LLP